SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                          ---------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November, 2009

                        Commission File Number: 000-21742

                                  Acergy S.A.
                          ---------------------------
                (Translation of registrant's name into English)



                              200 Hammersmith Road
                                 London, W6 7DL
                                    England
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                     ----                       ----
         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ---

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                      No   X
                                ----                   ----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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Attached herewith as Exhibit 99.1 is a press release, dated November 25, 2009, whereby Acergy S.A. ("Acergy") issued its Pre-Close Trading Update and Outlook ahead of results for the fourth quarter ended November 30, 2009, which are expected to be announced on February 17, 2010.

2009 Pre-Close Trading Update

Guidance for fiscal year 2009 remains unchanged, namely:

- We expect revenue from continuing operations for 2009 to be in line with previous guidance.

The effective rate of tax for the underlying business is anticipated to be within the 35% guidance previously provided.

Cash balances at fiscal year end are expected to be approximately $900 million after capital expenditure of approximately $180 million and paid dividends to shareholders of $40 million.

Depreciation and amortisation costs are anticipated to be approximately $130 million.

Acergy is expected to end the 2009 fiscal year with a backlog for continuing operations of approximately $2.9 billion, based on prevailing exchange rates, including approximately $1.6 billion for execution in 2010.


2010 Outlook

Based on our current view, we expect that 2010 will see revenue from continuing operations in line with the 2009 outturn.

The effective rate of tax for fiscal year 2010 is expected to be higher than the 2009 rate for the underlying business due to the expected geographical mix of profits.

Maintenance capital expenditure is expected to be approximately $90 million. Cash expenditure for 2010 is anticipated to be $140 million, including the expected carry forward of payments from 2009. These estimates exclude any major strategic capital expenditure or any expenditure specifically related to tenders.

Depreciation and amortisation costs are expected to be approximately $140 million.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected timing of publishing 2009 fourth quarter financial results in 2010, statements as to estimated revenues and expectations as to the Adjusted EBITDA margin, depreciation and amortisation costs, effective tax rates, cash balances, capital and
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cash expenditure commitments for the fiscal years 2009 and 2010, statements as to dividends for fiscal year 2009 and the expected backlog at the end of fiscal year 2009, statements as to future operational performance, statements as to short, medium and long-term outlooks and statements as to the expected level of activity for 2010. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ACERGY S.A.


Date: November 26, 2009                 By: /s/ Jean Cahuzac
                                           --------------------------
                                           Name:  Jean Cahuzac
                                           Title: Chief Executive Officer